Exhibit 10.2

Exhibit A

Guidelines for
Executive Severance

Overview

The P.H. Glatfelter Company (“Glatfelter” or the “Company”) Executive Severance Guidelines (“Guidelines”) have been adopted by the Board of Directors to serve as the basis for determining the severance benefits available to certain executive team members in the case of certain terminations of their employment with the Company. Severance benefits included under the Guidelines include cash amounts as well as the treatment of specific employee benefits. Some executives may have other arrangements providing for severance benefits, including severance in the context of a change in control of the Company, which would supercede the severance provisions of these Guidelines. The Compensation Committee retains the authority to modify or terminate individual severance packages, in its discretion, as circumstances may warrant.

Who Is Eligible

Executives included under these guidelines are the Chief Executive Officer, Executive Vice Presidents, Senior Vice Presidents and other Vice Presidents.

Types of Termination Covered

The Guidelines cover terminations of an eligible executive’s employment by the Company for reasons other than for Cause. These Guidelines do not apply and no severance benefits (other than those required to be provided by law or pre-existing individual contractual arrangement) will be provided in the case of a resignation by an executive; a termination due to death, disability, or retirement; or a termination by the Company for Cause. A termination for Cause includes, but is not limited to, terminations for one or more of the following reasons:

•	An act or acts of personal dishonesty by the eligible executive intended to result in substantial personal enrichment of that executive at the expense of the Company;

•	Repeated failures by such an executive to perform his or her duties and responsibilities, or illegal conduct or gross misconduct by the executive which is materially injurious to the Company, and which violations, conduct or misconduct are demonstrably willful and deliberate and are not remedied within thirty (30) days after receipt of written notice from the Company;

•	A violation of any of the Company’s policies, including, but not limited to, policies regarding sexual harassment, insider trading, confidentiality, non-disclosure, non-competition, non-disparagement, substance abuse, and conflicts of interest, and any other written policy of the Company, which violation could result in a termination of the executive’s employment; or

•	A conviction of the executive of a felony that is materially injurious to the Company, or a plea by the executive of guilty or no contest to a charge of a felony which is materially injurious to the Company.

Amount of Cash Severance

The Guidelines provide for cash severance amounts equal to one month’s “pay” per year of service up to the following maximums (“the severance period”) depending on an executive’s level:

•	Chief Executive Officer: 24 months;

•	Executive Vice Presidents and Senior Vice Presidents: 18 months; and

•	Other Vice Presidents: 12 months.

For purposes of the Guidelines, “pay” includes monthly base salary at the time of termination plus 1/12 of a notional bonus as defined in the following section.

Notional Bonus in Year of Termination

The notional bonus will be pro-rated by the number of full months served in the fiscal year of termination. This notional bonus will be calculated as the lesser of the target bonus for the terminated executive in the year of termination or the average of annual bonuses paid to the terminated executive with respect to the three fiscal years preceding the year of termination (or shorter period of employment annualized).

Timing of Payments and Taxes

Cash severance amounts, including the notional bonus, (the “Severance Amount”) will be paid as follows. To the extent that the Severance Amount exceeds two times the lesser of (1) the executive’s annual rate of compensation (within the meaning of the applicable regulations under Section 409A of the Internal Revenue Code, as amended (the “Code”)) and (2) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code in the year in which the termination occurs, such excess must be paid to the executive on the last day of the seventh month following the executive’s termination of employment. The remainder of the Severance Amount shall be paid to the executive in equal monthly installments during the length of the severance period, or on such other schedule determined by the Company, provided that all such amounts shall be paid no later than the last day of the second calendar year following the executive’s termination of employment.

All payments will be subject to applicable local, state, and federal income tax, FICA, and other payroll tax withholding.

Employee Benefits

A terminated executive would also be entitled to the following employee benefits under the Guidelines:

•	Health benefits (medical, prescription and dental) (“Health Benefits”) will continue for the length of the severance period under the same terms, conditions and contributions as applicable to other executives;

•	The Employee Assistance Program will continue to be provided following termination of employment for up to three sessions during the severance period (the “Employee Assistance Benefits”); and

•	The terminated executive will also be paid for any accrued unused vacation (pro-rated to the date of termination) to the extent required by law.

To the extent that the Health Benefits are subject to Section 409A of the Code, the benefits provided during any calendar year shall not affect the benefits provided in any other calendar year. With respect to an executive who is a “specified employee” within the meaning of Section 409A of the Code, the cost of any Employee Assistance Benefits provided during the first six months shall be paid by the executive, and shall be reimbursed by the Company on the last day of the seventh month following the executive’s termination of employment.

All other employee benefits will cease as of the termination date.

Treatment of Outstanding Equity Compensation

Outstanding equity grants at the time of termination will be treated in accordance with the terms of the Long Term Incentive Plan in effect at the time of the grant and the individual grants.

Outplacement Assistance

Outplacement assistance selected by the Company will be offered to terminated executives that receive severance under the Guidelines up to the following maximum amounts:

•	Chief Executive Officer: $40,000;

•	Executive Vice Presidents and Senior Vice Presidents: $30,000; and

•	Other Vice Presidents: $15,000.

Such benefits must be provided no later than the end of the second calendar year following the executive’s date of termination of employment. To the extent that they are reimbursed by the Company, such reimbursement must be made no later than the end of the third calendar year following executive’s date of termination of employment.

Mitigation/Offset

To the extent other full-time employment is found and begun by the terminated executive, the remaining monthly cash severance payments would be reduced by 50% for the remainder of the severance period. In addition, health benefits that continue to be provided by the Company and contributed to by the executive will become secondary when benefits provided by a subsequent employer become effective.

Conditions of Severance

Any severance provided under these Guidelines will be conditioned on the executive signing and not revoking an enforceable General Release Agreement in a form that is acceptable to the Company and that will include the executive’s full, general release of all claims against the Company, its affiliates and their officers and directors, the executive’s agreement not to disparage the Company, the executive’s agreement to keep the Agreement confidential, the executive’s agreement to reasonably cooperate with the Company in any transition issues or litigation post-termination, and such other items as determined by the Company.